FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: MCMORAN EXPLORATION CO.
REGISTRATION STATEMENT NO. 333-185742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 18, 2013

FREEPORT-McMoRan COPPER & GOLD INC.
(Exact name of registrant as specified in its charter)

Delaware	001-11307-01	74-2480931
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

333 North Central Avenue
Phoenix, AZ	85004-2189
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (602) 366-8100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Freeport-McMoRan Copper & Gold Inc. (FCX) issued a press release dated April 18, 2013, announcing its first-quarter 2013 results referencing supplementary schedules (see exhibit 99.1) and presented slides on its website that accompanied its April 18, 2013, earnings conference call (see exhibit 99.2).

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The Exhibits included as part of this Current Report are listed in the attached Exhibit Index.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREEPORT-McMoRan COPPER & GOLD INC.

By: /s/ C. Donald Whitmire, Jr.
----------------------------------------
C. Donald Whitmire, Jr.
Vice President and Controller -
Financial Reporting
(authorized signatory and
Principal Accounting Officer)

Date: April 18, 2013

Freeport-McMoRan Copper & Gold Inc.
Exhibit Index

Exhibit
Number

99.1	Press release dated April 18, 2013, titled “Freeport-McMoRan Copper & Gold Inc. Reports First-Quarter 2013 Results” and supplementary schedules.

99.2	Slides presented in conjunction with April 18, 2013, FCX first-quarter 2013 earnings conference call conducted via the internet.

333 North Central Avenue Phoenix, AZ 85004	Financial Contacts:		Media Contact:
	Kathleen L. Quirk (602) 366-8016	David P. Joint (504) 582-4203	Eric E. Kinneberg (602) 366-7994
Freeport-McMoRan Copper & Gold Inc.
Reports First-Quarter 2013 Results

▪	Net income attributable to common stock for first-quarter 2013 was $648 million, $0.68 per share, compared with net income of $764 million, $0.80 per share, for first-quarter 2012.

▪
Consolidated sales from mines for first-quarter 2013 totaled 954 million pounds of copper, 214 thousand ounces of gold and 25 million pounds of molybdenum, compared with 827 million pounds of copper, 288 thousand ounces of gold and 21 million pounds of molybdenum for first-quarter 2012.

▪
Consolidated sales from mines for the year 2013 are expected to approximate 4.3 billion pounds of copper, 1.4 million ounces of gold and 92 million pounds of molybdenum, including 1.0 billion pounds of copper, 295 thousand ounces of gold and 23 million pounds of molybdenum for second-quarter 2013.

▪
Consolidated unit net cash costs (net of by-product credits) averaged $1.57 per pound of copper for first-quarter 2013, compared with $1.26 per pound for first-quarter 2012. Based on current 2013 sales volume and cost estimates and assuming average prices of $1,400 per ounce for gold and $11 per pound for molybdenum for the remainder of 2013, consolidated unit net cash costs (net of by-product credits) are estimated to average approximately $1.45 per pound of copper for the year 2013.

▪
Operating cash flows totaled $831 million (net of $430 million in working capital uses and changes in other tax payments) for first-quarter 2013, compared with $801 million (net of $720 million in working capital uses and changes in other tax payments) for first-quarter 2012. Excluding results of pending acquisitions, based on current sales volume and cost estimates and assuming average prices of $3.25 per pound for copper, $1,400 per ounce for gold and $11 per pound for molybdenum for the remainder of 2013, operating cash flows are estimated to approximate $5.5 billion (including $0.4 billion in net working capital sources and changes in other tax payments) for the year 2013.

▪
Capital expenditures totaled $805 million for first-quarter 2013, compared with $707 million for first-quarter 2012. Other investing activities for first-quarter 2013 included $321 million (net of cash acquired) for payments by the Freeport Cobalt joint venture to fund the acquisition of a cobalt chemical refinery. Excluding amounts for pending acquisitions, capital expenditures are expected to approximate $4.4 billion for the year 2013, including $2.6 billion for major projects and $1.8 billion for sustaining capital.

▪
FCX completed $10.5 billion in debt financings associated with the pending acquisitions of Plains Exploration & Production Company (PXP) and McMoRan Exploration Co. (MMR) consisting of $4.0 billion in bank term loans (which will be funded at closing of the transactions) and $6.5 billion of senior notes. The weighted-average interest rate of these financings approximates 3.1 percent. The acquisitions of PXP and MMR are expected to close in second-quarter 2013.

▪	At March 31, 2013, consolidated cash totaled $9.6 billion and total debt totaled $10.1 billion.

Freeport-McMoRan Copper & Gold                             1

PHOENIX, AZ, April 18, 2013 - Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) reported first-quarter 2013 net income attributable to common stock of $648 million, $0.68 per share, compared with $764 million, $0.80 per share, for first-quarter 2012. First-quarter 2013 net income attributable to common stock included charges totaling $50 million, $0.05 per share, associated with debt extinguishment costs for the termination of the acquisition bridge loan facilities and for costs associated with pending acquisitions and the March 2013 cobalt chemical refinery acquisition. First-quarter 2012 net income attributable to common stock included a charge of $149 million, $0.16 per share, associated with debt extinguishment costs for the redemption of FCX's 8.375% senior notes.

James R. Moffett, Chairman of the Board, and Richard C. Adkerson, President and Chief Executive Officer, said, "Our first-quarter results reflect our focus on strong and safe production, aggressive cost management and advancing financially attractive projects to grow our copper production, increase cash flows and provide strong returns for shareholders.  We also completed attractive financing transactions during the quarter, providing low-cost debt to fund the pending oil and gas acquisitions. We look forward to completing the transactions in the second quarter and to executing our strategy of developing long-term resources to generate long-term value for shareholders through expanded investment opportunities."

SUMMARY FINANCIAL AND OPERATING DATA

	Three Months Ended
	March 31,
	2013		2012
Financial Data (in millions, except per share amounts)
Revenues[a]	$4,583		$4,605
Operating income	$1,355	[b]	$1,734
Net income attributable to common stock[c]	$648	[b,d]	$764	[d]
Diluted net income per share of common stock	$0.68	[b,d]	$0.80	[d]
Diluted weighted-average common shares outstanding	953		955
Operating cash flows	$831	[e]	$801	[e]
Capital expenditures	$805		$707

Mining Operating Data
Copper (millions of recoverable pounds)
Production	980		833
Sales, excluding purchases	954		827
Average realized price per pound	$3.51		$3.82
Site production and delivery costs per pound[f]	$1.94		$1.96
Unit net cash costs per pound[f]	$1.57		$1.26
Gold (thousands of recoverable ounces)
Production	235		252
Sales, excluding purchases	214		288
Average realized price per ounce	$1,606		$1,694
Molybdenum (millions of recoverable pounds)
Production	22		21
Sales, excluding purchases	25		21
Average realized price per pound	$12.75		$15.34

a.
Includes the impact of adjustments to provisionally priced concentrate and cathode sales recognized in prior periods. Refer to the "Consolidated Statements of Income" on page III for a summary of the impacts.

b.
Includes charges of $14 million ($10 million to net income attributable to common stock or $0.01 per share) for costs associated with the pending acquisitions of PXP and MMR and for the March 2013 cobalt chemical refinery acquisition.

c.
FCX defers recognizing profits on intercompany sales until final sales to third parties occur. Refer to the "Consolidated Statements of Income" on page III for a summary of net impacts from changes in these deferrals.

Freeport-McMoRan Copper & Gold                             2

d.
Includes losses on early extinguishment of debt totaling $45 million ($40 million to net income attributable to common stock or $0.04 per share) for first-quarter 2013 related to the termination of the acquisition bridge loan facilities and $168 million ($149 million to net income attributable to common stock or $0.16 per share) for first-quarter 2012 associated with the redemption of FCX's remaining 8.375% senior notes.

e.	Net of working capital uses and changes in other tax payments of $430 million for first-quarter 2013 and $720 million for first-quarter 2012.

f.
Reflects per pound weighted-average site production and delivery costs and unit net cash costs (net of by-product credits) for all copper mines, excluding net noncash and other costs. For reconciliations of per pound unit costs by operating division to production and delivery costs applicable to sales reported in FCX's consolidated financial statements, refer to the supplemental schedule, "Product Revenues and Production Costs," beginning on page VI, which is available on FCX's website, "www.fcx.com."

OPERATIONS
Consolidated. First-quarter 2013 consolidated copper sales of 954 million pounds were higher than the January 2013 estimate of 940 million pounds (primarily reflecting higher production and sales from Africa) and also higher than first-quarter 2012 sales of 827 million pounds primarily because of higher production from Indonesia and Africa.
First-quarter 2013 consolidated gold sales of 214 thousand ounces were lower than the January 2013 estimate of 230 thousand ounces (primarily reflecting timing of shipments) and lower than first-quarter 2012 sales of 288 thousand ounces primarily because of anticipated lower ore grades in Indonesia.
First-quarter 2013 consolidated molybdenum sales of 25 million pounds were higher than the January 2013 estimate of 23 million pounds and first-quarter 2012 sales of 21 million pounds primarily because of stronger sales in the metallurgical and chemical sectors.
Consolidated sales from mines for the year 2013 are expected to approximate 4.3 billion pounds of copper, 1.4 million ounces of gold and 92 million pounds of molybdenum, including 1.0 billion pounds of copper, 295 thousand ounces of gold and 23 million pounds of molybdenum for second-quarter 2013.
As anticipated, consolidated average unit net cash costs (net of by-product credits) of $1.57 per pound of copper in first-quarter 2013 were higher than unit net cash costs of $1.26 per pound in first-quarter 2012 reflecting lower by-product credits.
Assuming average prices of $1,400 per ounce of gold and $11 per pound of molybdenum for the remainder of 2013 and achievement of current sales volume and cost estimates, consolidated unit net cash costs (net of by-product credits) for FCX's copper mining operations are expected to average approximately $1.45 per pound of copper for the year 2013. Projected unit net cash costs for 2013 are higher than previous estimates primarily because of lower gold credits. The impact of price changes for the remainder of 2013 on consolidated unit net cash costs would approximate $0.015 per pound for each $50 per ounce change in the average price of gold and $0.01 per pound for each $2 per pound change in the average price of molybdenum. Quarterly unit net cash costs vary with fluctuations in sales volumes and average realized prices (primarily gold and molybdenum prices), and are expected to decline during the second half of the year as FCX gains access to higher grade ore in Indonesia (54 percent of 2013 consolidated copper sales volumes and 63 percent of consolidated gold sales volumes are expected in the second half of 2013).

North America Copper Mines. FCX operates seven open-pit copper mines in North America - Morenci, Bagdad, Safford, Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico. All of the North America mining operations are wholly owned, except for Morenci. FCX records its 85 percent joint venture interest in Morenci using the proportionate consolidation method. In addition to copper, certain of FCX's North America copper mines (Sierrita, Bagdad, Morenci and Chino) also produce molybdenum concentrates, which are sold to FCX's molybdenum sales company at market-based pricing.
Operating and Development Activities. FCX has increased production from its North America copper mines in recent years and continues to evaluate a number of opportunities to invest in additional production capacity at several of its North America copper mines in response to positive exploration results in recent years.
At Morenci, FCX is expanding mining and milling capacity to process additional sulfide ores identified through exploratory drilling. The approximate $1.4 billion project is targeting incremental annual production of approximately 225 million pounds of copper in 2014 (an approximate 40 percent increase from 2012) through an

Freeport-McMoRan Copper & Gold                             3

increase in milling rates from 50,000 metric tons of ore per day to approximately 115,000 metric tons of ore per day and mining rates from 700,000 short tons per day to 900,000 short tons per day. The targeted increase in mining rates has been achieved, engineering activities are nearing completion and construction activities for the new mill and related facilities are in progress.
Operating Data. Following is summary consolidated operating data for the North America copper mines for the first quarters of 2013 and 2012:

	Three Months Ended
	March 31,
	2013	2012
Copper (millions of recoverable pounds)
Production	343	337
Sales, excluding purchases	353	338
Average realized price per pound	$3.60	$3.82

Molybdenum (millions of recoverable pounds)
Production[a]	8	10

Unit net cash costs per pound of copper[b]:
Site production and delivery, excluding adjustments	$1.99	$1.80
By-product credits, primarily molybdenum	(0.26)	(0.41)
Treatment charges	0.13	0.12
Unit net cash costs	$1.86	$1.51

a.	Refer to consolidated operating data on page 3 for FCX's consolidated molybdenum sales, which includes sales of molybdenum produced at the North America copper mines.

b.
For a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in FCX's consolidated financial statements, refer to the supplemental schedule, "Product Revenues and Production Costs," beginning on page VI, which is available on FCX's website, "www.fcx.com."

Consolidated copper sales volumes from North America of 353 million pounds in first-quarter 2013 were higher than first-quarter 2012 sales of 338 million pounds primarily reflecting increased production at the Chino mine.
FCX expects sales from the North America copper mines to approximate 1.45 billion pounds of copper for the year 2013, compared with 1.35 billion pounds in 2012, primarily reflecting higher production at Morenci and Chino.
Average unit net cash costs (net of by-product credits) for the North America copper mines of $1.86 per pound of copper in first-quarter 2013 were higher than unit net cash costs of $1.51 per pound in first-quarter 2012 primarily reflecting higher mining rates and lower molybdenum credits.
FCX estimates that average unit net cash costs (net of by-product credits) for the North America copper mines would approximate $1.89 per pound of copper for the year 2013, based on current sales volume and cost estimates and assuming an average molybdenum price of $11 per pound for the remainder of 2013. North America's average projected unit net cash costs would change by approximately $0.025 per pound for each $2 per pound change in the average price of molybdenum for the remainder of 2013.

South America Mining. FCX operates four copper mines in South America - Cerro Verde in Peru and El Abra, Candelaria and Ojos del Salado in Chile. FCX owns a 53.56 percent interest in Cerro Verde, a 51 percent interest in El Abra, and an 80 percent interest in both the Candelaria and Ojos del Salado mining complexes. All operations in South America are consolidated in FCX's financial statements. South America mining includes open-pit and underground mining. In addition to copper, the Candelaria and Ojos del Salado mines produce gold and silver, and the Cerro Verde mine produces molybdenum concentrates that are sold to FCX's molybdenum sales company at market-based pricing.

Freeport-McMoRan Copper & Gold                             4

Operating and Development Activities. FCX has commenced initial construction activities associated with a large-scale expansion at Cerro Verde. The project, with an estimated cost of $4.4 billion, will expand the concentrator facilities from 120,000 metric tons of ore per day to 360,000 metric tons of ore per day and provide incremental annual production of approximately 600 million pounds of copper and 15 million pounds of molybdenum beginning in 2016.
FCX continues to engage in studies to evaluate a potential large-scale milling operation at El Abra to process additional sulfide material and to achieve higher recoveries. Exploration results at El Abra indicate the potential for a significant sulfide resource.
Operating Data. Following is summary consolidated operating data for the South America mining operations for the first quarters of 2013 and 2012:

	Three Months Ended
	March 31,
	2013	2012
Copper (millions of recoverable pounds)
Production	298	293
Sales	285	286
Average realized price per pound	$3.48	$3.83

Gold (thousands of recoverable ounces)
Production	21	19
Sales	21	19
Average realized price per ounce	$1,617	$1,680

Molybdenum (millions of recoverable pounds)
Production[a]	2	2

Unit net cash costs per pound of copper[b]:
Site production and delivery, excluding adjustments	$1.62	$1.53
By-product credits	(0.29)	(0.29)
Treatment charges	0.18	0.16
Unit net cash costs	$1.51	$1.40

a.	Refer to consolidated operating data on page 3 for FCX's consolidated molybdenum sales, which includes sales of molybdenum produced at Cerro Verde.

b.
For a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in FCX's consolidated financial statements, refer to the supplemental schedule, "Product Revenues and Production Costs," beginning on page VI, which is available on FCX's website, "www.fcx.com."

Consolidated copper sales volumes from South America of 285 million pounds in first-quarter 2013 approximated first-quarter 2012 sales of 286 million pounds as higher grade ore at Candelaria offset lower grade ore at Cerro Verde.
FCX expects South America's sales to approximate 1.34 billion pounds of copper for the year 2013, compared with sales of 1.25 billion pounds of copper in 2012, primarily reflecting higher grade ore at Candelaria.
Average unit net cash costs (net of by-product credits) for South America of $1.51 per pound of copper in first-quarter 2013 were higher than unit net cash costs of $1.40 per pound in first-quarter 2012 primarily reflecting higher costs for maintenance and repairs.
FCX estimates that average unit net cash costs (net of by-product credits) for South America mining would approximate $1.44 per pound of copper for the year 2013, based on current sales volume and cost estimates and assuming average prices of $1,400 per ounce of gold and $11 per pound of molybdenum for the remainder of 2013.

Freeport-McMoRan Copper & Gold                             5

Indonesia Mining. Through its 90.64 percent owned and wholly consolidated subsidiary PT Freeport Indonesia, FCX's assets include one of the world's largest copper and gold deposits at the Grasberg minerals district in Papua, Indonesia. PT Freeport Indonesia produces copper concentrates, which contain significant quantities of gold and silver.
Operating and Development Activities. FCX has several projects in progress in the Grasberg minerals district, primarily related to the development of large-scale, high-grade underground ore bodies. In aggregate, these underground ore bodies are expected to ramp up over several years to produce approximately 240,000 metric tons of ore per day following the currently anticipated transition from the Grasberg open pit in 2017. Development of the Grasberg Block Cave and Deep Mill Level Zone (DMLZ) is advancing according to schedule, which would enable the DMLZ to commence production in 2015 and the Grasberg Block Cave mine to commence production in 2017. Over the next five years, estimated aggregate capital spending on these projects is currently expected to average $735 million per year ($585 million per year net to PT Freeport Indonesia).
Operating Data. Following is summary consolidated operating data for the Indonesia mining operations for the first quarters of 2013 and 2012:

	Three Months Ended
	March 31,
	2013	2012
Copper (millions of recoverable pounds)
Production	219	123
Sales	198	134
Average realized price per pound	$3.43	$3.81

Gold (thousands of recoverable ounces)
Production	212	229
Sales	191	266
Average realized price per ounce	$1,604	$1,695

Unit net cash costs per pound of copper[a]:
Site production and delivery, excluding adjustments	$2.61	$3.51
Gold and silver credits	(1.63)	(3.51)
Treatment charges	0.23	0.19
Royalty on metals	0.13	0.14
Unit net cash costs	$1.34	$0.33

a.
For a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in FCX's consolidated financial statements, refer to the supplemental schedule, "Product Revenues and Production Costs," beginning on page VI, which is available on FCX's website, "www.fcx.com."

Indonesia's first-quarter 2013 copper sales of 198 million pounds were higher than first-quarter 2012 copper sales of 134 million pounds when labor-related disruptions affected operations. Productivity measures have continued to improve resulting in first-quarter 2013 daily mill throughput averaging 199,400 metric tons per day, including 59,000 metric tons per day from the Deep Ore Zone (DOZ) underground mine.

As expected, Indonesia's first-quarter 2013 gold sales of 191 thousand ounces were lower than first-quarter 2012 gold sales of 266 thousand ounces primarily as a result of lower ore grades from mine sequencing.
At the Grasberg mine, the sequencing of mining areas with varying ore grades causes fluctuations in the timing of ore production resulting in varying quarterly and annual sales of copper and gold. FCX expects sales from Indonesia to approximate 1.1 billion pounds of copper and 1.25 million ounces of gold for the year 2013, compared with 716 million pounds of copper and 915 thousand ounces of gold for the year 2012. FCX expects sales from Indonesia to increase in the second half of 2013 as PT Freeport Indonesia gains access to higher ore grades and achieves the targeted ramp up in production from the DOZ underground mine to approximately 80,000 metric tons per day (57 percent of Indonesia's projected copper sales and 63 percent of Indonesia's projected gold sales are expected in the second half of 2013).

Freeport-McMoRan Copper & Gold                             6

Indonesia's unit net cash costs (including gold and silver credits) of $1.34 per pound of copper in first-quarter 2013 were higher than unit net cash costs of $0.33 per pound in first-quarter 2012 primarily reflecting lower gold credits, partly offset by higher copper sales volumes.
FCX estimates Indonesia's average unit net cash costs (net of gold and silver credits) would approximate $1.00 per pound of copper for the year 2013, based on current sales volume and cost estimates and assuming an average gold price of $1,400 per ounce for the remainder of 2013. Projected unit net cash costs for 2013 are higher than previous estimates primarily because of lower gold credits. Indonesia's projected unit net cash costs would change by approximately $0.05 per pound for each $50 per ounce change in the average price of gold for the remainder of 2013. Because of the fixed nature of a large portion of Indonesia's costs, unit costs vary from quarter to quarter depending on copper and gold sales volumes, as well as average realized gold prices for the quarterly period. Indonesia's unit net cash costs are expected to decline during the second half of the year as it gains access to higher grade ore.

Africa Mining. Through its 56 percent owned and wholly consolidated subsidiary Tenke Fungurume Mining S.A.R.L. (TFM), FCX operates the Tenke Fungurume (Tenke) mine in the Katanga province of the Democratic Republic of Congo (DRC). In addition to copper, the Tenke mine produces cobalt hydroxide.
Operating and Development Activities. TFM has completed its second phase expansion project, which included optimizing the current plant and increasing mine, mill and processing capacity. The expanded mill is capable of throughput of 14,000 metric tons of ore per day to enable increasing copper production by 150 million pounds to over 430 million pounds per year. Costs incurred to date total approximately $615 million and included mill upgrades, additional mining equipment and a new tankhouse. A second sulphuric acid plant, which was included in the $850 million total estimated project capital cost, is expected to be installed in 2015. The expanded mill facility is performing well, with first-quarter 2013 average throughput rates of 14,600 metric tons per day.
FCX continues to engage in drilling activities, exploration analyses and metallurgical testing to evaluate the potential of the highly prospective minerals district at Tenke. These analyses are being incorporated in future plans to evaluate opportunities for expansion. Future expansions are subject to a number of factors, including economic and market conditions, and the business and investment climate in the DRC.
Operating Data. Following is summary consolidated operating data for the Africa mining operations for the first quarters of 2013 and 2012:

	Three Months Ended
	March 31,
	2013	2012
Copper (millions of recoverable pounds)
Production	120	80
Sales	118	69
Average realized price per pound[a]	$3.40	$3.74

Cobalt (millions of contained pounds)
Production	6	6
Sales	6	5
Average realized price per pound	$7.28	$8.46

Unit net cash costs per pound of copper[b]:
Site production and delivery, excluding adjustments	$1.39	$1.50
Cobalt credits[c]	(0.23)	(0.33)
Royalty on metals	0.07	0.08
Unit net cash costs	$1.23	$1.25

a.	Includes point-of-sale transportation costs as negotiated in customer contracts.

b.
For a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in FCX's consolidated financial statements, refer to the supplemental schedule, "Product Revenues and Production Costs," beginning on page VI, which is available on FCX's website, "www.fcx.com."

c.	Net of cobalt downstream processing and freight costs.

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Africa mining operations established new records in first-quarter 2013 for mining, milling and copper sales. Copper sales from Africa of 118 million pounds in first-quarter 2013 were higher than first-quarter 2012 copper sales of 69 million pounds primarily reflecting higher mining and milling rates principally related to the ramp up of the expansion project and higher ore grades.
FCX expects Africa's sales to approximate 435 million pounds of copper and 28 million pounds of cobalt for the year 2013, compared with 336 million pounds of copper and 25 million pounds of cobalt for the year 2012.
Africa's unit net cash costs (net of cobalt credits) of $1.23 per pound of copper in first-quarter 2013 were slightly lower than unit net cash costs of $1.25 per pound in first-quarter 2012, primarily reflecting the benefit of higher sales volumes, partly offset by lower cobalt credits.
FCX estimates Africa's average unit net cash costs would approximate $1.18 per pound of copper for the year 2013, based on current sales volume and cost estimates and assuming an average cobalt price of $12 per pound for the remainder of 2013. Africa's projected unit net cash costs would change by approximately $0.065 per pound for each $2 per pound change in the average price of cobalt for the remainder of 2013.

Freeport Cobalt. On March 29, 2013, through the newly formed and wholly consolidated Freeport Cobalt joint venture, FCX acquired a large-scale cobalt chemical refinery located in Kokkola, Finland, and the related sales and marketing business. FCX is the operator of the joint venture with an effective 56 percent ownership interest. The remaining effective ownership interests are held by FCX's partners in TFM, including 24 percent by Lundin Mining Corporation and 20 percent by La Générale des Carrières et des Mines.
This acquisition enhances FCX's cobalt marketing position, product portfolio and product development capabilities, and provides direct end-market access for the cobalt hydroxide production from TFM.
Initial consideration paid was $355 million, including $34 million of acquired cash. Under the terms of the agreement, there is the potential for additional consideration of up to $110 million over a period of three years, contingent upon the achievement of revenue-based performance targets. The acquisition was funded 70 percent by FCX and 30 percent by Lundin, which amounts will be repaid prior to any shareholder distributions.

Molybdenum Mines. FCX has two wholly owned molybdenum mines in North America – the Henderson underground mine and the Climax open-pit mine, both in Colorado. The Henderson and Climax mines produce high-purity, chemical-grade molybdenum concentrates, which are typically further processed into value-added molybdenum chemical products.
Operating Data. Following is summary consolidated operating data for the molybdenum mines for the first quarters of 2013 and 2012:

	Three Months Ended
	March 31,
	2013[a]	2012[a]
Molybdenum production (millions of recoverable pounds)[b]	12	9

Unit net cash cost per pound of molybdenum[c]	$7.32	$6.88

a.	Reflects operating data for the Henderson and Climax mines for first-quarter 2013, and operating data only for the Henderson mine for first-quarter 2012.

b.
Refer to consolidated operating data on page 3 for FCX's consolidated molybdenum sales, which includes sales of molybdenum produced at the molybdenum mines, as well as from certain of the North and South America copper mines.

c.
For a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in FCX's consolidated financial statements, refer to the supplemental schedule, "Product Revenues and Production Costs," beginning on page VI, which is available on FCX's website, "www.fcx.com."

The Climax molybdenum mine was commissioned in second-quarter 2012 and includes a new 25,000 metric ton per day mill facility. Molybdenum production from the Climax mine totaled 5 million pounds in first-quarter 2013 and is targeted at 20 million pounds for the year 2013 (with potential to produce up to approximately 30 million pounds per year, depending on market conditions). FCX intends to operate the Climax and Henderson mines in a flexible manner to meet market requirements.

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Average unit net cash costs for FCX's molybdenum mines were $7.32 per pound of molybdenum in first-quarter 2013, compared with $6.88 per pound in first-quarter 2012, reflecting higher input costs at Henderson and the addition of production from Climax.
Based on current sales volume and cost estimates, FCX expects unit net cash costs for the molybdenum mines to average approximately $7.25 per pound of molybdenum for the year 2013 (reflecting approximately $7.50 per pound for Henderson and $6.90 per pound for Climax).

EXPLORATION ACTIVITIES
FCX is actively conducting exploration activities near its existing mines with a focus on opportunities to expand reserves that will support the development of additional future production capacity in the large minerals districts where it currently operates. Exploration results indicate opportunities for significant future potential reserve additions in North and South America and in the Tenke Fungurume minerals district. The drilling data in North America continue to indicate the potential for expanded sulfide production.
Exploration spending is expected to approximate $235 million for the year 2013, compared to $251 million in 2012. Exploration activities will continue to focus primarily on the potential for future reserve additions in FCX's existing minerals districts. Approximately one-third of the 2013 budget is associated with global greenfield exploration projects.

CASH FLOWS
FCX generated operating cash flows of $831 million (net of $430 million in working capital uses and changes in other tax payments) for first-quarter 2013. Excluding results from pending acquisitions, based on current sales volume and cost estimates and assuming average prices of $3.25 per pound of copper, $1,400 per ounce of gold and $11 per pound of molybdenum for the remainder of 2013, FCX's consolidated operating cash flows are estimated to approximate $5.5 billion (including $0.4 billion in net working capital sources and changes in other tax payments) for the year 2013. The impact of price changes during the remainder of 2013 on operating cash flows would approximate $270 million for each $0.10 per pound change in the average price of copper, $50 million for each $50 per ounce change in the average price of gold and $80 million for each $2 per pound change in the average price of molybdenum.
Capital expenditures totaled $805 million for first-quarter 2013. Excluding amounts for pending acquisitions, capital expenditures are currently estimated to approximate $4.4 billion for the year 2013 (including $2.6 billion for major projects and $1.8 billion for sustaining capital). Major projects for 2013 primarily include the expansions at Cerro Verde and Morenci and underground development activities at Grasberg. FCX is also considering additional investments at several of its sites. Capital spending plans will continue to be reviewed and adjusted in response to changes in market conditions and other factors.
Other investing activities for first-quarter 2013 included $321 million (net of cash acquired) for payments by the Freeport Cobalt joint venture to fund the March 2013 acquisition of a cobalt chemical refinery.

CASH AND DEBT
Following is a summary of cash available to the parent company, net of noncontrolling interests' share, taxes and other costs at March 31, 2013 (in billions):

	March 31,
	2013
Cash at domestic companies	$7.0	[a]
Cash at international operations	2.6
Total consolidated cash and cash equivalents	9.6
Less: Noncontrolling interests' share	(0.9)
Cash, net of noncontrolling interests' share	8.7
Less: Withholding taxes and other	(0.2)
Net cash available	$8.5

a. Includes net proceeds from the March 2013 sale of $6.5 billion of senior notes that will be used to fund a portion of the pending acquisitions of PXP and MMR.

Freeport-McMoRan Copper & Gold                             9

At March 31, 2013, FCX had $10.1 billion in debt, including the March 2013 issuance of $6.5 billion of senior notes.
During first-quarter 2013, FCX sold $6.5 billion of senior notes in four tranches and also entered into an agreement for a $4.0 billion bank term loan (the Term Loan). No amounts are currently available to FCX under the Term Loan, which will be funded at closing of the PXP and MMR acquisitions. The weighted-average interest rate of these financings approximates 3.1 percent. FCX expects to use the net proceeds from these financings to fund the pending acquisitions of PXP and MMR, including for the payment of cash consideration for the acquisitions and the repayment of certain indebtedness of PXP and MMR. If the PXP acquisition is not completed, FCX will be required to redeem all the outstanding 7-year, 10-year and 30-year notes (which total $5 billion) at 101 percent plus accrued and unpaid interest.
At March 31, 2013, FCX had no borrowings and $43 million of letters of credit issued under its revolving credit facility, resulting in availability of $1.5 billion. In February 2013, FCX entered into a new $3.0 billion senior unsecured revolving credit facility, which will refinance and replace its existing revolving credit facility upon completion of the pending acquisition of PXP.

FINANCIAL POLICY
FCX has a long-standing tradition of seeking to build shareholder value through investing in projects with attractive rates of return and returning cash to shareholders through common stock dividends and share purchases. FCX paid common stock dividends of $297 million in first-quarter 2013. FCX's current annual dividend rate for its common stock is $1.25 per share. On March 27, 2013, FCX's Board of Directors (the Board) declared a regular quarterly dividend of $0.3125 per share, which will be paid on May 1, 2013. FCX intends to continue to maintain a strong financial position, invest aggressively in attractive growth projects and provide cash returns to shareholders. The Board will continue to review FCX's financial policy on an ongoing basis.

PENDING ACQUISITIONS OF PXP AND MMR
On December 5, 2012, FCX announced definitive agreements to acquire, in separate transactions, PXP and MMR. PXP per-share consideration is equivalent to 0.6531 shares of FCX common stock and $25 in cash. MMR per-share consideration consists of $14.75 in cash and 1.15 units of a royalty trust, which will hold a five percent overriding royalty interest in future production of MMR's existing shallow water ultra-deep prospects. The combined company would be a premier U.S.-based natural resource company with a growing production profile and an industry leading global portfolio of mineral assets and significant oil and gas resources. The addition of a high quality, North America-focused oil and gas resource base is expected to provide strong current cash flows and significant growth potential, enhanced geographic diversification and complementary exposure to markets positioned for global growth.
Completion of each transaction is subject to receipt of PXP and MMR stockholder approval of their respective transaction. The PXP transaction is not conditioned on the closing of the MMR transaction, and the MMR transaction is not conditioned on the closing of the PXP transaction. The transactions are expected to close in second-quarter 2013, subject to satisfaction of all conditions to closing.

WEBCAST INFORMATION
A conference call with securities analysts to discuss FCX's first-quarter 2013 results is scheduled for today at 10:00 a.m. Eastern Time. The conference call will be broadcast on the Internet along with slides. Interested parties may listen to the conference call live and view the slides by accessing "www.fcx.com." A replay of the webcast will be available through Friday, May 17, 2013.
-----------------------------------------------------------------------------------------------------------
FCX is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum. FCX has a dynamic portfolio of operating, expansion and growth projects in the copper industry and is the world's largest producer of molybdenum.
FCX's portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits in terms of recoverable reserves; significant mining operations in the Americas, including the large-scale Morenci minerals district in North America and the Cerro Verde and El Abra operations in South

Freeport-McMoRan Copper & Gold                             10

America; and the Tenke Fungurume minerals district in the DRC. Additional information about FCX is available on FCX's website at "www.fcx.com."
Cautionary Statement and Regulation G Disclosure: This press release contains forward-looking statements in which FCX discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as those statements regarding projected ore grades and milling rates, projected production and sales volumes, projected unit net cash costs, projected operating cash flows, projected capital expenditures, exploration efforts and results, mine production and development plans, the impact of deferred intercompany profits on earnings, liquidity, other financial commitments and tax rates, the impact of copper, gold, molybdenum and cobalt price changes, reserve estimates, future dividend payments and potential share purchases. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions are intended to identify those assertions as forward-looking statements. The declaration of dividends is at the discretion of FCX's Board and will depend on FCX's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.
FCX cautions readers that forward-looking statements are not guarantees of future performance and its actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause FCX's actual results to differ materially from those anticipated in the forward-looking statements include commodity prices, mine sequencing, production rates, industry risks, regulatory changes, political risks, the outcome of ongoing discussions with the Indonesian government, the potential effects of violence in Indonesia, the resolution of administrative disputes in the Democratic Republic of Congo, weather- and climate-related risks, labor relations, environmental risks, litigation results, currency translation risks, risks associated with completion of the pending acquisitions, and other factors described in more detail under the heading “Risk Factors” in FCX's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (SEC) as updated by FCX's subsequent filings with the SEC.
Investors are cautioned that many of the assumptions on which FCX's forward-looking statements are based are likely to change after its forward-looking statements are made, including for example commodity prices, which FCX cannot control, and production volumes and costs, some aspects of which FCX may or may not be able to control. Further, FCX may make changes to its business plans that could or will affect its results. FCX cautions investors that it does not intend to update forward-looking statements more frequently than quarterly notwithstanding any changes in FCX's assumptions, changes in business plans, actual experience or other changes, and FCX undertakes no obligation to update any forward-looking statements.
This press release also contains certain financial measures such as unit net cash costs per pound of copper and per pound of molybdenum. As required by SEC Regulation G, reconciliations of these measures to amounts reported in FCX's consolidated financial statements are in the supplemental schedule, "Product Revenues and Production Costs," beginning on page VI, which is also available on FCX's website, "www.fcx.com."

ADDITIONAL INFORMATION ABOUT THE PENDING PXP AND MMR TRANSACTIONS AND WHERE TO FIND IT

PXP Transaction. In connection with the pending transaction, FCX has filed with the SEC a registration statement on Form S-4/A that includes a preliminary proxy statement of PXP that also constitutes a prospectus of FCX. FCX and PXP also plan to file other relevant documents with the SEC regarding the pending transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX and PXP with the SEC at the SEC's website at www.sec.gov. You may also obtain these documents by contacting FCX's Investor Relations department at (602) 366-8400, or via e-mail at IR@fmi.com; or by contacting PXP's Investor Relations department at (713) 579-6291, or via email at investor@pxp.com.

FCX and PXP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the pending transaction. Information about FCX's directors and executive officers is available in FCX's proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about PXP's directors and executive officers is available in PXP's proxy statement dated April 13, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available. You may obtain free copies of these documents from FCX or PXP using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
MMR Transaction. In connection with the pending transaction, FCX and the royalty trust formed in connection with the transaction have filed with the SEC a registration statement on Form S-4/A that includes a preliminary proxy statement of MMR that also constitutes a prospectus of FCX and the royalty trust. FCX, the royalty trust and MMR also plan to file other relevant documents with the SEC regarding the pending transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX, the royalty trust and MMR with the SEC at the SEC's website at www.sec.gov. You may also obtain these documents by contacting FCX's Investor Relations department at

Freeport-McMoRan Copper & Gold                             11

(602) 366-8400, or via e-mail at IR@fmi.com; or by contacting MMR's Investor Relations department at (504) 582-4000, or via email at IR@fmi.com.

FCX and MMR and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the pending transaction. Information about FCX's directors and executive officers is available in FCX's proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about MMR's directors and executive officers is available in MMR's proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available. You may obtain free copies of these documents from FCX or MMR using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

# # #

Freeport-McMoRan Copper & Gold                             12

FREEPORT-McMoRan COPPER & GOLD INC.
SELECTED OPERATING DATA

	Three Months Ended March 31,
	Production		Sales
COPPER (millions of recoverable pounds)	2013	2012	2013	2012
(FCX's net interest in %)
North America
Morenci (85%)[a]	138	130	141	132
Bagdad (100%)	49	48	51	49
Safford (100%)	31	46	37	45
Sierrita (100%)	44	43	43	44
Miami (100%)	14	20	14	20
Chino (100%)	43	29	43	27
Tyrone (100%)	23	20	23	20
Other (100%)	1	1	1	1
Total North America	343	337	353	338

South America
Cerro Verde (53.56%)	122	139	119	136
El Abra (51%)	90	82	79	79
Candelaria/Ojos del Salado (80%)	86	72	87	71
Total South America	298	293	285	286

Indonesia
Grasberg (90.64%)[b]	219	123	198	134

Africa
Tenke Fungurume (56%)[c]	120	80	118	69

Consolidated	980	833	954	827
Less noncontrolling interests	191	165	182	158
Net	789	668	772	669

Consolidated sales from mines			954	827
Purchased copper			49	27
Total copper sales, including purchases			1,003	854

Average realized price per pound			$3.51	$3.82

GOLD (thousands of recoverable ounces)
(FCX's net interest in %)
North America (100%)	2	4	2	3
South America (80%)	21	19	21	19
Indonesia (90.64%)[b]	212	229	191	266
Consolidated	235	252	214	288
Less noncontrolling interests	24	25	22	28
Net	211	227	192	260

Consolidated sales from mines			214	288
Purchased gold			1	—
Total gold sales, including purchases			215	288

Average realized price per ounce			$1,606	$1,694

MOLYBDENUM (millions of recoverable pounds)
(FCX's net interest in %)
Henderson (100%)	7	9	N/A	N/A
Climax (100%)	5	—	N/A	N/A
North America copper mines (100%)[a]	8	10	N/A	N/A
Cerro Verde (53.56%)	2	2	N/A	N/A
Consolidated	22	21	25	21
Less noncontrolling interests	1	1	1	1
Net	21	20	24	20

Consolidated sales from mines			25	21
Purchased molybdenum			—	—
Total molybdenum sales, including purchases			25	21

Average realized price per pound			$12.75	$15.34

COBALT (millions of contained pounds)
(FCX's net interest in %)
Consolidated - Tenke Fungurume (56%)[c]	6	6	6	5
Less noncontrolling interests	3	3	3	2
Net	3	3	3	3

Average realized price per pound			$7.28	$8.46

a. Amounts are net of Morenci's 15 percent joint venture partner's interest.
b. Amounts are net of Grasberg's joint venture partner's interest, which varies in accordance with the terms of the joint venture agreement.
c. Effective March 26, 2012, FCX's interest in Tenke Fungurume was prospectively reduced from 57.75 percent to 56 percent.

I

FREEPORT-McMoRan COPPER & GOLD INC.

FREEPORT-McMoRan COPPER & GOLD INC.
SELECTED OPERATING DATA (continued)

	Three Months Ended
	March 31,
	2013	2012
100% North America Copper Mines
Solution Extraction/Electrowinning (SX/EW) Operations
Leach ore placed in stockpiles (metric tons per day)	1,000,100	1,032,900
Average copper ore grade (percent)	0.22	0.23
Copper production (millions of recoverable pounds)	209	218

Mill Operations
Ore milled (metric tons per day)	250,600	236,000
Average ore grades (percent):
Copper	0.39	0.37
Molybdenum	0.03	0.03
Copper recovery rate (percent)	84.3	80.0
Production (millions of recoverable pounds):
Copper	158	142
Molybdenum	8	10

100% South America Mining
SX/EW Operations
Leach ore placed in stockpiles (metric tons per day)	262,800	196,300
Average copper ore grade (percent)	0.50	0.55
Copper production (millions of recoverable pounds)	109	118

Mill Operations
Ore milled (metric tons per day)	188,600	186,000
Average ore grades:
Copper (percent)	0.58	0.55
Gold (grams per metric ton)	0.11	0.09
Molybdenum (percent)	0.02	0.02
Copper recovery rate (percent)	90.8	89.2
Production (recoverable):
Copper (millions of pounds)	189	175
Gold (thousands of ounces)	21	19
Molybdenum (millions of pounds)	2	2

100% Indonesia Mining
Ore milled (metric tons per day)[a]
Grasberg open pit	137,400	80,500
DOZ underground mine	59,000	33,100
Big Gossan underground mine	3,000	1,200
Total	199,400	114,800
Average ore grades:
Copper (percent)	0.66	0.64
Gold (grams per metric ton)	0.52	0.84
Recovery rates (percent):
Copper	88.5	89.6
Gold	71.8	82.1
Production (recoverable):
Copper (millions of pounds)	219	123
Gold (thousands of ounces)	212	229

100% Africa Mining
Ore milled (metric tons per day)	14,600	12,200
Average ore grades (percent):
Copper	4.44	3.61
Cobalt	0.32	0.38
Copper recovery rate (percent)	93.7	91.2
Production (millions of pounds):
Copper (recoverable)	120	80
Cobalt (contained)	6	6

100% Molybdenum Mines[b]
Ore milled (metric tons per day)	35,900	19,900
Average molybdenum ore grade (percent)	0.20	0.25
Molybdenum production (millions of recoverable pounds)	12	9
a. Amounts represent the approximate average daily throughput processed at PT Freeport Indonesia's mill facilities from each producing mine.
b. First-quarter 2013 reflects operating data for the Henderson and Climax mines; first-quarter 2012 reflects operating data only for the Henderson mine.

II

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended
	March 31,
	2013		2012
	(In Millions, Except Per Share Amounts)
Revenues	$4,583	[a]	$4,605	[a]
Cost of sales:
Production and delivery	2,719		2,428
Depreciation, depletion and amortization	329		267
Total cost of sales	3,048		2,695
Selling, general and administrative expenses	113	[b]	104
Exploration and research expenses	52		62
Environmental obligations and shutdown costs	15		10
Total costs and expenses	3,228		2,871
Operating income	1,355		1,734
Interest expense, net	(57)	[c]	(63)	[c]
Losses on early extinguishment of debt	(45)		(168)
Other expense, net	(3)		(13)
Income before income taxes and equity in affiliated
companies' net earnings	1,250		1,490
Provision for income taxes	(428)		(491)
Equity in affiliated companies' net earnings	2		2
Net income	824		1,001
Net income attributable to noncontrolling interests	(176)		(237)
Net income attributable to FCX common stock	$648	[a,b,d]	$764	[a,d]

Net income per share attributable to FCX common stock:
Basic	$0.68		$0.81
Diluted	$0.68		$0.80

Weighted-average common shares outstanding:
Basic	950		949
Diluted	953		955

Dividends declared per share of common stock	$0.3125		$0.3125

a.
Includes (unfavorable) favorable adjustments to provisionally priced copper sales recognized in the prior periods totaling $(11) million ($(5) million to net income attributable to common stock) in first-quarter 2013 and $109 million ($47 million to net income attributable to common stock) in first-quarter 2012. For further discussion of adjustments to provisionally priced sales refer to the supplemental schedule, "Provisional Pricing" on page XVI.

b.
Includes charges of $14 million ($10 million to net income attributable to common stock) for costs associated with the pending acquisitions of PXP and MMR and for the March 2013 cobalt chemical refinery acquisition.

c.
Consolidated interest expense, excluding capitalized interest, totaled $75 million in first-quarter 2013 and $99 million in first-quarter 2012. Lower interest expense in first-quarter 2013 primarily reflected the impact of the February 2012 refinancing transaction, partly offset by $17 million of additional interest expense in first-quarter 2013 related to the March 2013 sale of $6.5 billion of senior notes.

d.
FCX defers recognizing profits on intercompany sales until final sales to third parties occur. Changes in these deferrals attributable to variability in intercompany volumes resulted in net additions (reductions) to net income attributable to common stock of $25 million in first-quarter 2013 and $(32) million in first-quarter 2012. For further discussion refer to the supplemental schedule, "Deferred Profits" on page XVII.

III

FREEPORT-McMoRan COPPER & GOLD INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31,		December 31,
	2013		2012
	(In Millions)
ASSETS
Current assets:
Cash and cash equivalents	$9,595	[a]	$3,705
Trade accounts receivable	1,082		927
Other accounts receivable	687		702
Inventories:
Mill and leach stockpiles	1,698		1,672
Materials and supplies, net	1,575		1,504
Product	1,536		1,400
Other current assets	410		387
Total current assets	16,583		10,297
Property, plant, equipment and development costs, net	21,689		20,999
Long-term mill and leach stockpiles	2,081		1,955
Other assets	2,235		2,189
Total assets	$42,588		$35,440

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,892		$3,007
Current portion of reclamation and environmental obligations	254		241
Accrued income taxes	125		93
Current portion of debt	4		2
Total current liabilities	3,275		3,343
Long-term debt, less current portion	10,088	[a]	3,525
Deferred income taxes	3,580		3,490
Reclamation and environmental obligations, less current portion	2,130		2,127
Other liabilities	1,666		1,644
Total liabilities	20,739		14,129
Equity:
FCX stockholders' equity:
Common stock	107		107
Capital in excess of par value	19,163		19,119
Retained earnings	2,750		2,399
Accumulated other comprehensive loss	(500)		(506)
Common stock held in treasury	(3,580)		(3,576)
Total FCX stockholders' equity	17,940		17,543
Noncontrolling interests	3,909		3,768
Total equity	21,849		21,311
Total liabilities and equity	$42,588		$35,440

a. Includes net proceeds from the March 2013 sale of $6.5 billion of senior notes that will be used to fund a portion of the pending acquisitions of PXP and MMR.

IV

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended
	March 31,
	2013	2012
	(In Millions)
Cash flow from operating activities:
Net income	$824	$1,001
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	329	267
Stock-based compensation	41	32
Pension plan contributions	(22)	(52)
Net charges for reclamation and environmental obligations, including accretion	34	35
Payments of reclamation and environmental obligations	(36)	(45)
Losses on early extinguishment of debt	45	168
Deferred income taxes	136	168
Increase in long-term mill and leach stockpiles	(126)	(61)
Other, net	36	8
Decreases (increases) in working capital and other tax payments:
Accounts receivable	(113)	(482)
Inventories	(67)	(248)
Other current assets	(48)	40
Accounts payable and accrued liabilities	(201)	(64)
Accrued income taxes and other tax payments	(1)	34
Net cash provided by operating activities	831	801

Cash flow from investing activities:
Capital expenditures:
North America copper mines	(258)	(143)
South America	(226)	(152)
Indonesia	(191)	(182)
Africa	(57)	(127)
Molybdenum mines	(40)	(93)
Other	(33)	(10)
Acquisition of cobalt chemical business, net of cash acquired	(321)	—
Other, net	14	(7)
Net cash used in investing activities	(1,112)	(714)

Cash flow from financing activities:
Proceeds from debt	6,615	3,004
Repayments of debt	(39)	(3,159)
Cash dividends paid:
Common stock	(297)	(238)
Noncontrolling interests	(35)	(1)
Excess tax benefit from stock-based awards	1	7
Other, net	(74)	(26)
Net cash provided by (used in) financing activities	6,171	(413)

Net increase (decrease) in cash and cash equivalents	5,890	(326)
Cash and cash equivalents at beginning of year	3,705	4,822
Cash and cash equivalents at end of period	$9,595	$4,496

V

.FREEPORT-McMoRan COPPER & GOLD INC.
PRODUCT REVENUES AND PRODUCTION COSTS

PRODUCT REVENUES AND UNIT NET CASH COSTS
Unit net cash costs per pound of copper and molybdenum are measures intended to provide investors with information about the cash-generating capacity of FCX's mining operations expressed on a basis relating to the primary metal product for the respective operations. FCX uses this measure for the same purpose and for monitoring operating performance by its mining operations. This information differs from measures of performance determined in accordance with U.S. generally accepted accounting principles (GAAP) and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although FCX's measures may not be comparable to similarly titled measures reported by other companies.

FCX presents gross profit per pound of copper in the following tables using both a “by-product” method and a “co-product” method. FCX uses the by-product method in its presentation of gross profit per pound of copper because (i) the majority of its revenues are copper revenues, (ii) it mines ore, which contains copper, gold, molybdenum and other metals, (iii) it is not possible to specifically assign all of FCX's costs to revenues from the copper, gold, molybdenum and other metals it produces, (iv) it is the method used to compare mining operations in certain industry publications and (v) it is the method used by FCX's management and Board of Directors to monitor operations. In the co-product method presentations, shared costs are allocated to the different products based on their relative revenue values, which will vary to the extent FCX's metals sales volumes and realized prices change.

FCX shows revenue adjustments for prior period open sales as separate line items. Because these adjustments do not result from current period sales, FCX has reflected these separately from revenues on current period sales. Noncash and other costs consist of items such as stock-based compensation costs, start-up costs, write-offs of equipment and/or unusual charges. They are removed from site production and delivery costs in the calculation of unit net cash costs. As discussed above, gold, molybdenum and other metal revenues at copper mines are reflected as credits against site production and delivery costs in the by-product method. Following are presentations under both the by-product and co-product methods together with reconciliations to amounts reported in FCX's consolidated financial statements.

VI

FREEPORT-McMoRan COPPER & GOLD INC.
PRODUCT REVENUES AND PRODUCTION COSTS (continued)

North America Copper Mines Product Revenues and Production Costs and Unit Net Cash Costs

Three Months Ended March 31, 2013
	By-Product	Co-Product Method
(In Millions)	Method	Copper	Molybdenum[a]	Other[b]	Total
Revenues, excluding adjustments	$1,270	$1,270	$93	$20	$1,383

Site production and delivery, before net noncash
and other costs shown below	703	685	26	12	723
By-product credits[a]	(93)	—	—	—	—
Treatment charges	45	44	—	1	45
Net cash costs	655	729	26	13	768
Depreciation, depletion and amortization	98	95	1	2	98
Noncash and other costs, net	33	32	1	—	33
Total costs	786	856	28	15	899
Revenue adjustments, primarily for pricing
on prior period open sales	(2)	(2)	—	—	(2)
Gross profit	$482	$412	$65	$5	$482

Copper sales (millions of recoverable pounds)	352	352
Molybdenum sales (millions of recoverable pounds)[c]			8

Gross profit per pound of copper and molybdenum:

Revenues, excluding adjustments	$3.60	$3.60	$11.75

Site production and delivery, before net noncash
and other costs shown below	1.99	1.94	3.27
By-product credits[a]	(0.26)	—	—
Treatment charges	0.13	0.13	—
Unit net cash costs	1.86	2.07	3.27
Depreciation, depletion and amortization	0.28	0.27	0.20
Noncash and other costs, net	0.09	0.09	0.03
Total unit costs	2.23	2.43	3.50
Revenue adjustments, primarily for pricing
on prior period open sales	—	—	—
Gross profit per pound	$1.37	$1.17	$8.25

Reconciliation to Amounts Reported			Depreciation,
		Production	Depletion and
(In Millions)	Revenues	and Delivery	Amortization
Totals presented above	$1,383	$723	$98
Treatment charges	—	45	—
Net noncash and other costs	—	33	—
Revenue adjustments, primarily for pricing
on prior period open sales	(2)	—	—
Eliminations and other	8	10	4
North America copper mines	1,389	811	102
South America mining	1,014	475	71
Indonesia mining	931	563	55
Africa mining	438	185	58
Molybdenum mines	143	80	20
Rod & Refining	1,337	1,328	3
Atlantic Copper Smelting & Refining	639	628	10
Corporate, other & eliminations	(1,308)	(1,351)	10
As reported in FCX's consolidated financial statements	$4,583	$2,719	$329

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing.

b. Includes gold and silver product revenues and production costs.

c. Reflects sales of molybdenum produced by certain of the North America copper mines to FCX's molybdenum sales company.

VII

FREEPORT-McMoRan COPPER & GOLD INC.
PRODUCT REVENUES AND PRODUCTION COSTS (continued)

North America Copper Mines Product Revenues and Production Costs and Unit Net Cash Costs

Three Months Ended March 31, 2012
	By-Product	Co-Product Method
(In Millions)	Method	Copper	Molybdenum[a]	Other[b]	Total
Revenues, excluding adjustments	$1,287	$1,287	$136	$21	$1,444

Site production and delivery, before net noncash
and other costs shown below	607	584	29	12	625
By-product credits[a]	(139)	—	—	—	—
Treatment charges	41	39	—	2	41
Net cash costs	509	623	29	14	666
Depreciation, depletion and amortization	89	86	2	1	89
Noncash and other costs, net	21	21	—	—	21
Total costs	619	730	31	15	776
Revenue adjustments, primarily for pricing
on prior period open sales	9	9	—	—	9
Gross profit	$677	$566	$105	$6	$677

Copper sales (millions of recoverable pounds)	337	337
Molybdenum sales (millions of recoverable pounds)[c]			10

Gross profit per pound of copper and molybdenum:

Revenues, excluding adjustments	$3.82	$3.82	$14.16

Site production and delivery, before net noncash
and other costs shown below	1.80	1.74	3.04
By-product credits[a]	(0.41)	—	—
Treatment charges	0.12	0.11	—
Unit net cash costs	1.51	1.85	3.04
Depreciation, depletion and amortization	0.27	0.26	0.18
Noncash and other costs, net	0.06	0.06	0.01
Total unit costs	1.84	2.17	3.23
Revenue adjustments, primarily for pricing
on prior period open sales	0.03	0.03	—
Gross profit per pound	$2.01	$1.68	$10.93

Reconciliation to Amounts Reported			Depreciation,
		Production	Depletion and
(In Millions)	Revenues	and Delivery	Amortization
Totals presented above	$1,444	$625	$89
Treatment charges	—	41	—
Net noncash and other costs	—	21	—
Revenue adjustments, primarily for pricing
on prior period open sales	9	—	—
Eliminations and other	3	20	4
North America copper mines	1,456	707	93
South America mining	1,254	463	62
Indonesia mining	950	515	46
Africa mining	305	132	32
Molybdenum mines	126	70	11
Rod & Refining	1,304	1,297	2
Atlantic Copper Smelting & Refining	712	695	10
Corporate, other & eliminations	(1,502)	(1,451)	11
As reported in FCX's consolidated financial statements	$4,605	$2,428	$267

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing.

b. Includes gold and silver product revenues and production costs.

c. Reflects sales of molybdenum produced by certain of the North America copper mines to FCX's molybdenum sales company.

VIII

FREEPORT-McMoRan COPPER & GOLD INC.
PRODUCT REVENUES AND PRODUCTION COSTS (continued)

South America Mining Product Revenues and Production Costs and Unit Net Cash Costs

Three Months Ended March 31, 2013
	By-Product	Co-Product Method
(In Millions)	Method	Copper	Other		Total
Revenues, excluding adjustments	$993	$993	$87	[a]	$1,080

Site production and delivery, before net noncash
and other costs shown below	462	425	41		466
By-product credits	(83)	—	—		—
Treatment charges	50	50	—		50
Net cash costs	429	475	41		516
Depreciation, depletion and amortization	71	67	4		71
Noncash and other costs, net	16	8	8		16
Total costs	516	550	53		603
Revenue adjustments, primarily for pricing
on prior period open sales	(15)	(15)	—		(15)
Gross profit	$462	$428	$34		$462

Copper sales (millions of recoverable pounds)	285	285

Gross profit per pound of copper:

Revenues, excluding adjustments	$3.48	$3.48

Site production and delivery, before net noncash
and other costs shown below	1.62	1.49
By-product credits	(0.29)	—
Treatment charges	0.18	0.18
Unit net cash costs	1.51	1.67
Depreciation, depletion and amortization	0.25	0.23
Noncash and other costs, net	0.05	0.03
Total unit costs	1.81	1.93
Revenue adjustments, primarily for pricing
on prior period open sales	(0.05)	(0.05)
Gross profit per pound	$1.62	$1.50

Reconciliation to Amounts Reported			Depreciation,
		Production	Depletion and
(In Millions)	Revenues	and Delivery	Amortization
Totals presented above	$1,080	$466	$71
Treatment charges	(50)	—	—
Net noncash and other costs	—	16	—
Revenue adjustments, primarily for pricing
on prior period open sales	(15)	—	—
Eliminations and other	(1)	(7)	—
South America mining	1,014	475	71
North America copper mines	1,389	811	102
Indonesia mining	931	563	55
Africa mining	438	185	58
Molybdenum mines	143	80	20
Rod & Refining	1,337	1,328	3
Atlantic Copper Smelting & Refining	639	628	10
Corporate, other & eliminations	(1,308)	(1,351)	10
As reported in FCX's consolidated financial statements	$4,583	$2,719	$329

a. Includes gold sales of 21 thousand ounces ($1,617 per ounce average realized price), silver sales of 988 thousand ounces ($30.45 per ounce average realized price) and molybdenum sales of 2 million pounds ($9.74 per pound average realized price), which reflects molybdenum produced by Cerro Verde at market-based pricing.

IX

FREEPORT-McMoRan COPPER & GOLD INC.
PRODUCT REVENUES AND PRODUCTION COSTS (continued)

South America Mining Product Revenues and Production Costs and Unit Net Cash Costs

Three Months Ended March 31, 2012
	By-Product	Co-Product Method
(In Millions)	Method	Copper	Other		Total
Revenues, excluding adjustments	$1,098	$1,098	$90	[a]	$1,188

Site production and delivery, before net noncash
and other costs shown below	439	405	40		445
By-product credits	(84)	—	—		—
Treatment charges	47	47	—		47
Net cash costs	402	452	40		492
Depreciation, depletion and amortization	62	59	3		62
Noncash and other costs, net	21	13	8		21
Total costs	485	524	51		575
Revenue adjustments, primarily for pricing
on prior period open sales	110	109	1		110
Gross profit	$723	$683	$40		$723

Copper sales (millions of recoverable pounds)	286	286

Gross profit per pound of copper:

Revenues, excluding adjustments	$3.83	$3.83

Site production and delivery, before net noncash
and other costs shown below	1.53	1.42
By-product credits	(0.29)	—
Treatment charges	0.16	0.16
Unit net cash costs	1.40	1.58
Depreciation, depletion and amortization	0.22	0.21
Noncash and other costs, net	0.07	0.04
Total unit costs	1.69	1.83
Revenue adjustments, primarily for pricing
on prior period open sales	0.38	0.38
Gross profit per pound	$2.52	$2.38

Reconciliation to Amounts Reported			Depreciation,
		Production	Depletion and
(In Millions)	Revenues	and Delivery	Amortization
Totals presented above	$1,188	$445	$62
Treatment charges	(47)	—	—
Net noncash and other costs	—	21	—
Revenue adjustments, primarily for pricing
on prior period open sales	110	—	—
Eliminations and other	3	(3)	—
South America mining	1,254	463	62
North America copper mines	1,456	707	93
Indonesia mining	950	515	46
Africa mining	305	132	32
Molybdenum mines	126	70	11
Rod & Refining	1,304	1,297	2
Atlantic Copper Smelting & Refining	712	695	10
Corporate, other & eliminations	(1,502)	(1,451)	11
As reported in FCX's consolidated financial statements	$4,605	$2,428	$267

a. Includes gold sales of 19 thousand ounces ($1,680 per ounce average realized price), silver sales of 698 thousand ounces ($30.32 per ounce average realized price) and molybdenum sales of 2 million pounds ($12.35 per pound average realized price), which reflects molybdenum produced by Cerro Verde at market-based pricing.

X

FREEPORT-McMoRan COPPER & GOLD INC.
PRODUCT REVENUES AND PRODUCTION COSTS (continued)

Indonesia Mining Product Revenues and Production Costs and Unit Net Cash Costs

Three Months Ended March 31, 2013
	By-Product	Co-Product Method
(In Millions)	Method	Copper	Gold	Silver		Total
Revenues, excluding adjustments	$680	$680	$307	$16	[a]	$1,003

Site production and delivery, before net noncash
and other costs shown below	516	350	158	8		516
Gold and silver credits	(322)	—	—	—		—
Treatment charges	45	30	14	1		45
Royalty on metals	26	18	8	—		26
Net cash costs	265	398	180	9		587
Depreciation and amortization	55	37	17	1		55
Noncash and other costs, net	52	35	16	1		52
Total costs	372	470	213	11		694
Revenue adjustments, primarily for pricing on
prior period open sales	—	—	(1)	—		(1)
PT Smelting intercompany profit	5	3	2	—		5
Gross profit	$313	$213	$95	$5		$313

Copper sales (millions of recoverable pounds)	198	198
Gold sales (thousands of recoverable ounces)			191

Gross profit per pound of copper/per ounce of gold:

Revenues, excluding adjustments	$3.43	$3.43	$1,604

Site production and delivery, before net noncash
and other costs shown below	2.61	1.77	826
Gold and silver credits	(1.63)	—	—
Treatment charges	0.23	0.15	71
Royalty on metals	0.13	0.09	42
Unit net cash costs	1.34	2.01	939
Depreciation and amortization	0.28	0.19	88
Noncash and other costs, net	0.26	0.18	83
Total unit costs	1.88	2.38	1,110
Revenue adjustments, primarily for pricing on
prior period open sales	0.01	0.01	(8)
PT Smelting intercompany profit	0.02	0.02	8
Gross profit per pound/ounce	$1.58	$1.08	$494

Reconciliation to Amounts Reported			Depreciation,
		Production	Depletion and
(In Millions)	Revenues	and Delivery	Amortization
Totals presented above	$1,003	$516	$55
Treatment charges	(45)	—	—
Royalty on metals	(26)	—	—
Net noncash and other costs	—	52	—
Revenue adjustments, primarily for pricing on
prior period open sales	(1)	—	—
PT Smelting intercompany profit	—	(5)	—
Indonesia mining	931	563	55
North America copper mines	1,389	811	102
South America mining	1,014	475	71
Africa mining	438	185	58
Molybdenum mines	143	80	20
Rod & Refining	1,337	1,328	3
Atlantic Copper Smelting & Refining	639	628	10
Corporate, other & eliminations	(1,308)	(1,351)	10
As reported in FCX's consolidated financial statements	$4,583	$2,719	$329

a. Includes silver sales of 563 thousand ounces ($28.49 per ounce average realized price).

XI

FREEPORT-McMoRan COPPER & GOLD INC.
PRODUCT REVENUES AND PRODUCTION COSTS (continued)

Indonesia Mining Product Revenues and Production Costs and Unit Net Cash Costs

Three Months Ended March 31, 2012
	By-Product	Co-Product Method
(In Millions)	Method	Copper	Gold	Silver		Total
Revenues, excluding adjustments	$511	$511	$451	$15	[a]	$977

Site production and delivery, before net noncash
and other costs shown below	470	245	217	8		470
Gold and silver credits	(469)	—	—	—		—
Treatment charges	25	13	12	—		25
Royalty on metals	18	10	8	—		18
Net cash costs	44	268	237	8		513
Depreciation and amortization	46	24	21	1		46
Noncash and other costs, net	25	13	12	—		25
Total costs	115	305	270	9		584
Revenue adjustments, primarily for pricing on
prior period open sales	13	13	3	—		16
PT Smelting intercompany loss	(20)	(11)	(9)	—		(20)
Gross profit	$389	$208	$175	$6		$389

Copper sales (millions of recoverable pounds)	134	134
Gold sales (thousands of recoverable ounces)			266

Gross profit per pound of copper/per ounce of gold:

Revenues, excluding adjustments	$3.81	$3.81	$1,695

Site production and delivery, before net noncash
and other costs shown below	3.51	1.83	814
Gold and silver credits	(3.51)	—	—
Treatment charges	0.19	0.10	44
Royalty on metals	0.14	0.07	32
Unit net cash costs	0.33	2.00	890
Depreciation and amortization	0.34	0.18	80
Noncash and other costs, net	0.18	0.10	43
Total unit costs	0.85	2.28	1,013
Revenue adjustments, primarily for pricing on
prior period open sales	0.10	0.10	10
PT Smelting intercompany loss	(0.16)	(0.08)	(36)
Gross profit per pound/ounce	$2.90	$1.55	$656

Reconciliation to Amounts Reported			Depreciation,
		Production	Depletion and
(In Millions)	Revenues	and Delivery	Amortization
Totals presented above	$977	$470	$46
Treatment charges	(25)	—	—
Royalty on metals	(18)	—	—
Net noncash and other costs	—	25	—
Revenue adjustments, primarily for pricing on
prior period open sales	16	—	—
PT Smelting intercompany loss	—	20	—
Indonesia mining	950	515	46
North America copper mines	1,456	707	93
South America mining	1,254	463	62
Africa mining	305	132	32
Molybdenum mines	126	70	11
Rod & Refining	1,304	1,297	2
Atlantic Copper Smelting & Refining	712	695	10
Corporate, other & eliminations	(1,502)	(1,451)	11
As reported in FCX's consolidated financial statements	$4,605	$2,428	$267

a. Includes silver sales of 449 thousand ounces ($33.08 per ounce average realized price).

XII

FREEPORT-McMoRan COPPER & GOLD INC.
PRODUCT REVENUES AND PRODUCTION COSTS (continued)

Africa Mining Product Revenues and Production Costs and Unit Net Cash Costs

Three Months Ended March 31, 2013
	By-Product	Co-Product Method
(In Millions)	Method	Copper	Cobalt	Total
Revenues, excluding adjustments[a]	$401	$401	$41	$442

Site production and delivery, before net noncash
and other costs shown below	164	157	23	180
Cobalt credits[b]	(27)	—	—	—
Royalty on metals	8	7	1	8
Net cash costs	145	164	24	188
Depreciation, depletion and amortization	58	54	4	58
Noncash and other costs, net	5	5	—	5
Total costs	208	223	28	251
Revenue adjustments, primarily for pricing
on prior period open sales	2	2	2	4
Gross profit	$195	$180	$15	$195

Copper sales (millions of recoverable pounds)	118	118
Cobalt sales (millions of contained pounds)			6

Gross profit per pound of copper/cobalt:

Revenues, excluding adjustments[a]	$3.40	$3.40	$7.28

Site production and delivery, before net noncash
and other costs shown below	1.39	1.33	4.18
Cobalt credits[b]	(0.23)	—	—
Royalty on metals	0.07	0.06	0.13
Unit net cash costs	1.23	1.39	4.31
Depreciation, depletion and amortization	0.49	0.46	0.69
Noncash and other costs, net	0.04	0.04	0.06
Total unit costs	1.76	1.89	5.06
Revenue adjustments, primarily for pricing
on prior period open sales	0.01	0.01	0.38
Gross profit per pound	$1.65	$1.52	$2.60

Reconciliation to Amounts Reported			Depreciation,
		Production	Depletion and
(In Millions)	Revenues	and Delivery	Amortization
Totals presented above	$442	$180	$58
Royalty on metals	(8)	—	—
Net noncash and other costs	—	5	—
Revenue adjustments, primarily for pricing
on prior period open sales	4	—	—
Africa mining	438	185	58
North America copper mines	1,389	811	102
South America mining	1,014	475	71
Indonesia mining	931	563	55
Molybdenum mines	143	80	20
Rod & Refining	1,337	1,328	3
Atlantic Copper Smelting & Refining	639	628	10
Corporate, other & eliminations	(1,308)	(1,351)	10
As reported in FCX's consolidated financial statements	$4,583	$2,719	$329

a. Includes point-of-sale transportation costs as negotiated in customer contracts.

b. Net of cobalt downstream processing and freight costs.

XIII

FREEPORT-McMoRan COPPER & GOLD INC.
PRODUCT REVENUES AND PRODUCTION COSTS (continued)

Africa Mining Product Revenues and Production Costs and Unit Net Cash Costs

Three Months Ended March 31, 2012
	By-Product	Co-Product Method
(In Millions)	Method	Copper	Cobalt	Total
Revenues, excluding adjustments[a]	$257	$257	$43	$300

Site production and delivery, before net noncash
and other costs shown below	103	99	26	125
Cobalt credits[b]	(23)	—	—	—
Royalty on metals	5	5	—	5
Net cash costs	85	104	26	130
Depreciation, depletion and amortization	32	29	3	32
Noncash and other costs, net	7	6	1	7
Total costs	124	139	30	169
Revenue adjustments, primarily for pricing
on prior period open sales	8	8	2	10
Gross profit	$141	$126	$15	$141

Copper sales (millions of recoverable pounds)	69	69
Cobalt sales (millions of contained pounds)			5

Gross profit per pound of copper/cobalt:

Revenues, excluding adjustments[a]	$3.74	$3.74	$8.46

Site production and delivery, before net noncash
and other costs shown below	1.50	1.44	5.14
Cobalt credits[b]	(0.33)	—	—
Royalty on metals	0.08	0.07	0.13
Unit net cash costs	1.25	1.51	5.27
Depreciation, depletion and amortization	0.46	0.42	0.66
Noncash and other costs, net	0.11	0.10	0.15
Total unit costs	1.82	2.03	6.08
Revenue adjustments, primarily for pricing
on prior period open sales	0.12	0.12	0.46
Gross profit per pound	$2.04	$1.83	$2.84

Reconciliation to Amounts Reported			Depreciation,
		Production	Depletion and
(In Millions)	Revenues	and Delivery	Amortization
Totals presented above	$300	$125	$32
Royalty on metals	(5)	—	—
Net noncash and other costs	—	7	—
Revenue adjustments, primarily for pricing
on prior period open sales	10	—	—
Africa mining	305	132	32
North America copper mines	1,456	707	93
South America mining	1,254	463	62
Indonesia mining	950	515	46
Molybdenum mines	126	70	11
Rod & Refining	1,304	1,297	2
Atlantic Copper Smelting & Refining	712	695	10
Corporate, other & eliminations	(1,502)	(1,451)	11
As reported in FCX's consolidated financial statements	$4,605	$2,428	$267

a. Includes point-of-sale transportation costs as negotiated in customer contracts.

b. Net of cobalt downstream processing and freight costs.

XIV

FREEPORT-McMoRan COPPER & GOLD INC.
PRODUCT REVENUES AND PRODUCTION COSTS (continued)

Molybdenum Mines Product Revenues and Production Costs and Unit Net Cash Costs

	Three Months Ended March 31,
(In Millions)	2013[a]	2012[a]

Revenues, excluding adjustments[b]	$155	$134

Site production and delivery, before net noncash
and other costs shown below	78	53
Treatment charges and other	12	8
Net cash costs	90	61
Depreciation, depletion and amortization	20	8
Noncash and other costs, net	2	1
Total costs	112	70
Gross profit	$43	$64

Molybdenum production (millions of recoverable pounds)[b]	12	9

Gross profit per pound of molybdenum:

Revenues, excluding adjustments[b]	$12.55	$15.03

Site production and delivery, before net noncash
and other costs shown below	6.37	6.00
Treatment charges and other	0.95	0.88
Unit net cash costs	7.32	6.88
Depreciation, depletion and amortization	1.62	0.90
Noncash and other costs, net	0.15	0.05
Total unit costs	9.09	7.83
Gross profit per pound	$3.46	$7.20

Reconciliation to Amounts Reported
(In Millions)			Depreciation,
		Production	Depletion and
Three Months Ended March 31, 2013	Revenues	and Delivery	Amortization
Totals presented above	$155	$78	$20
Treatment charges and other	(12)	—	—
Net noncash and other costs	—	2	—
Molybdenum mines	143	80	20
North America copper mines	1,389	811	102
South America mining	1,014	475	71
Indonesia mining	931	563	55
Africa mining	438	185	58
Rod & Refining	1,337	1,328	3
Atlantic Copper Smelting & Refining	639	628	10
Corporate, other & eliminations[c]	(1,308)	(1,351)	10
As reported in FCX's consolidated financial statements	$4,583	$2,719	$329

Three Months Ended March 31, 2012
Totals presented above	$134	$53	$8
Treatment charges and other	(8)	—	—
Net noncash and other costs	—	1	—
Henderson mine	126	54	8
Climax mine	—	16	3
Molybdenum mines	126	70	11
North America copper mines	1,456	707	93
South America mining	1,254	463	62
Indonesia mining	950	515	46
Africa mining	305	132	32
Rod & Refining	1,304	1,297	2
Atlantic Copper Smelting & Refining	712	695	10
Corporate, other & eliminations[c]	(1,502)	(1,451)	11
As reported in FCX's consolidated financial statements	$4,605	$2,428	$267

a. First-quarter 2013 includes the results of the Henderson and Climax mines; first-quarter 2012 reflects the results of only the Henderson mine.
b. Reflects sales of the molybdenum mines' production to FCX's molybdenum sales company at market-based pricing. On a consolidated basis, realizations are based on the actual contract terms for sales to third parties; as a result, FCX's consolidated average realized price per pound of molybdenum will differ from the amounts reported in this table.

c. Includes amounts associated with FCX's molybdenum sales company, which includes sales of molybdenum produced by the molybdenum mines and by certain of the North and South America copper mines.

XV

FREEPORT-McMoRan COPPER & GOLD INC.
PROVISION FOR INCOME TAXES

Following are summaries of the approximate amounts in the calculation of FCX's consolidated provision for income taxes for the first quarters of 2013 and 2012 (in millions, except percentages):

	Three Months Ended March 31,
	2013				2012
				Income Tax			Income Tax
		Effective		(Provision)		Effective	(Provision)
	Income[a]	Tax Rate		Benefit	Income[a]	Tax Rate	Benefit
U.S.	$325	22%		$(71)	$339	24%	$(83)
South America	443	34%		(151)	691	35%	(240)
Indonesia	279	43%		(120)	351	43%	(150)
Africa	143	31%		(44)	89	33%	(29)
Eliminations and other	60	N/A		(10)	20	N/A	9
Annualized rate adjustment[b]	—	N/A		(32)	—	N/A	2
Consolidated FCX	$1,250	34%	[c]	$(428)	$1,490	33%	$(491)

a.	Represents income by geographic location before income taxes and equity in affiliated companies' net earnings.

b.	In accordance with applicable accounting rules, FCX adjusts its interim provision for income taxes equal to its estimated annualized tax rate.

c.
FCX's consolidated effective income tax rate is a function of the combined effective tax rates for the jurisdictions in which it operates. Accordingly, variations in the relative proportions of jurisdictional income result in fluctuations to FCX's consolidated effective income tax rate. Assuming average prices of $3.25 per pound for copper, $1,400 per ounce for gold and $11 per pound for molybdenum for the remainder of 2013 and achievement of current sales volume and cost estimates, FCX estimates its annual consolidated effective tax rate for the year 2013 (excluding impacts from the pending acquisitions of PXP and MMR) will approximate 34 percent to 35 percent.

PROVISIONAL PRICING
For first-quarter 2013, 46 percent of FCX's mined copper was sold in concentrate, 28 percent as cathode and 26 percent as rod from North America operations. Under the long-established structure of sales agreements prevalent in the industry, copper contained in concentrates and cathodes is provisionally priced at the time of shipment. The provisional prices are finalized in a contractually specified future month (generally one to four months from the shipment date) primarily based on quoted monthly average spot copper prices on the London Metal Exchange (LME). Because a significant portion of FCX's copper concentrate and cathode sales in any quarterly period usually remain subject to final pricing, the quarter-end forward price is a major determinant of recorded revenues and the average recorded copper price for the period. LME spot copper prices averaged $3.60 per pound during first-quarter 2013, compared to FCX's average realized price of $3.51 per pound.
Following are the (unfavorable) favorable impacts of net adjustments to the prior years' provisionally priced copper sales for the first quarters of 2013 and 2012 (in millions, except per share amounts):

	Three Months Ended
	March 31,
	2013	2012
Revenues	$(11)	$109
Net income attributable to FCX common stock	$(5)	$47
Net income per share of FCX common stock	$(0.01)	$0.05
At March 31, 2013, FCX had provisionally priced copper sales at its copper mining operations, primarily South America and Indonesia, totaling 340 million pounds of copper (net of intercompany sales and noncontrolling interests) recorded at an average of $3.41 per pound, subject to final pricing over the next several months. FCX estimates that each $0.05 change in the price realized from the March 31, 2013, provisional price recorded would have an approximate $23 million effect on its 2013 consolidated revenues ($12 million to net income attributable to common stock). The LME spot copper price closed at $3.21 per pound on April 17, 2013.

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FREEPORT-McMoRan COPPER & GOLD INC.
DEFERRED PROFITS
FCX defers recognizing profits on sales from its mining operations to Atlantic Copper and on 25 percent of Indonesia mining's sales to PT Smelting (PT Freeport Indonesia's 25 percent-owned Indonesian smelting unit) until final sales to third parties occur. Changes in these deferrals attributable to variability in intercompany volumes resulted in net additions (reductions) to net income attributable to common stock totaling $25 million ($0.03 per share) in first-quarter 2013 and $(32) million ($(0.03) per share) in first-quarter 2012. FCX's net deferred profits on its inventories at Atlantic Copper and PT Smelting to be recognized in future periods' net income attributable to common stock totaled $85 million at March 31, 2013. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices will result in variability in FCX's net deferred profits and quarterly earnings.

BUSINESS SEGMENTS
FCX has organized its operations into five primary divisions - North America copper mines, South America mining, Indonesia mining, Africa mining and Molybdenum mines. Notwithstanding this structure, FCX internally reports information on a mine-by-mine basis. Therefore, FCX concluded that its operating segments include individual mines or operations. Operating segments that meet certain thresholds are reportable segments, which are separately disclosed in the following table.

Intersegment Sales. Intersegment sales between FCX's operations are based on similar arms-length transactions with third parties at the time of the sale. Intersegment sales may not be reflective of the actual prices ultimately realized because of a variety of factors, including additional processing, timing of sales to unaffiliated customers and transportation premiums.

Allocations. FCX allocates certain operating costs, expenses and capital expenditures to the operating divisions and individual segments. However, not all costs and expenses applicable to a mine or operation are allocated. All U.S. federal and state income taxes are recorded and managed at the corporate level, whereas foreign income taxes are recorded and managed at the applicable country. In addition, most exploration and research activities are managed at the corporate level, and those costs along with some selling, general and administrative costs are not allocated to the operating divisions or segments. Accordingly, the following segment information reflects management determinations that may not be indicative of what the actual financial performance of each operating division or segment would be if it was an independent entity.

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FREEPORT-McMoRan COPPER & GOLD INC.
BUSINESS SEGMENTS (continued)

(In Millions)	North America Copper Mines			South America			Indonesia		Africa
												Atlantic
										Molyb-		Copper	Corporate,
		Other		Cerro	Other					denum	Rod &	Smelting	Other &		FCX
	Morenci	Mines	Total	Verde	Mines	Total	Grasberg		Tenke	Mines	Refining	& Refining	Eliminations		Total
Three Months Ended March 31, 2013
Revenues:
Unaffiliated customers	$80	$49	$129	$290	$560	$850	$864	[a]	$438	$—	$1,330	$633	$339	[b]	$4,583
Intersegment	436	824	1,260	109	55	164	67		—	143	7	6	(1,647)		—
Production and delivery	297	514	811	171	304	475	563		185	80	1,328	628	(1,351)		2,719
Depreciation, depletion and amortization	33	69	102	33	38	71	55		58	20	3	10	10		329
Selling, general and administrative expenses	—	1	1	—	1	1	26		3	—	—	5	77		113
Exploration and research expenses	—	—	—	—	—	—	—		—	—	—	—	52		52
Environmental obligations and shutdown costs	—	(4)	(4)	—	—	—	—		—	—	—	—	19		15
Operating income (loss)	186	293	479	195	272	467	287		192	43	6	(4)	(115)		1,355

Interest expense, net	1	1	2	—	—	—	2		—	—	—	4	49		57
Provision for income taxes	—	—	—	64	87	151	120		44	—	—	—	113		428
Total assets at March 31, 2013	2,589	5,917	8,506	5,968	4,359	10,327	6,862		4,894	2,033	316	918	8,732	[c]	42,588
Capital expenditures	153	105	258	164	62	226	191		57	40	1	8	24		805

Three Months Ended March 31, 2012
Revenues:
Unaffiliated customers	$13	$17	$30	$449	$526	$975	$953	[a]	$303	$—	$1,298	$704	$342	[b]	$4,605
Intersegment	513	913	1,426	127	152	279	(3)		2	126	6	8	(1,844)		—
Production and delivery	256	451	707	193	270	463	515		132	70	1,297	695	(1,451)		2,428
Depreciation, depletion and amortization	31	62	93	30	32	62	46		32	11	2	10	11		267
Selling, general and administrative expenses	—	1	1	1	1	2	33		2	—	—	5	61		104
Exploration and research expenses	—	—	—	—	—	—	—		—	—	—	—	62		62
Environmental obligations and shutdown costs	—	—	—	—	—	—	—		—	—	—	—	10		10
Operating income (loss)	239	416	655	352	375	727	356		139	45	5	2	(195)		1,734

Interest expense, net	—	1	1	5	—	5	—		—	—	—	3	54		63
Provision for income taxes	—	—	—	123	117	240	150		29	—	—	—	72		491
Total assets at March 31, 2012	2,146	5,255	7,401	5,300	4,127	9,427	5,613		4,138	1,906	328	1,033	3,059		32,905
Capital expenditures	44	99	143	69	83	152	182		127	93	3	3	4		707

a. Includes PT Freeport Indonesia's sales to PT Smelting totaling $430 million in first-quarter 2013 and $589 million in first-quarter 2012.
b. Includes revenues from FCX's molybdenum sales company, which includes sales of molybdenum produced by the molybdenum mines and by certain of the North and South America copper mines.
c. Includes $477 million related to Freeport Cobalt.

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